UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan

June 28, 2013

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$6,438,530	$1,295,635
Mutual funds	84,585,917	70,905,657
Money market funds	6,023,408	5,670,020
Common collective trust fund	1,038,686	535,545
Total investments — at fair value	98,086,541	78,406,857
Receivables
Notes receivable from participants	2,976,288	3,254,411
Company contributions	85,510	—
Participant contributions	30,374	—
Other	4,838	739
Total receivables	3,097,010	3,255,150
Total assets	101,183,551	81,662,007
Liabilities — Refundable contributions	—	32,245
Net assets available for benefits reflecting all investments at fair value	101,183,551	81,629,762
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit — responsive investment contracts	(29,724)	24,118
Net assets available for benefits	$101,153,827	$81,653,880

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$13,289,698	$(6,279,010)
Interest	1,083	912
Dividends	2,393,947	2,148,181
Total investment income (loss)	15,684,728	(4,129,917)
Interest income on notes receivable from participants	122,499	149,869
Contributions:
Participant	11,748,164	9,216,539
Company	2,253,460	1,090,709
Rollovers	1,115,728	822,209
Total contributions	15,117,352	11,129,457
Total additions	30,924,579	7,149,409
Deductions:
Participant benefits paid /deemed distributions	11,356,941	9,842,122
Administrative fees	67,691	137,868
Total deductions	11,424,632	9,979,990
Net increase (decrease) in assets available for benefits	19,499,947	(2,830,581)
Net assets available for benefits:
Beginning of year	81,653,880	84,484,461
End of year	$101,153,827	$81,653,880

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the eligibility service requirements. The Plan includes a salary deferral feature under section 401(k) of the Internal Revenue Code ("IRC"). On February 1, 2012, the Plan was amended to remove the three months of service eligibility requirement for contributions to the Plan. Prior to February 1, 2012, an employee was eligible to participate in the Plan after three months of service. A participant is eligible to participate on the first day of each month and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

As defined in the plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2012 and 2011 not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $17,000 for 2012 and $16,500 for 2011. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $5,500 in both the years ending December 31, 2012 and 2011 the annual IRS dollar limit on “catch-up” contributions. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Plan includes a non-discretionary matching contribution in an amount equal to 50 percent of deferral contribution subject to a maximum of three percent of a participant's eligible compensation contributed to the Plan. The Plan made $2,253,460 and $1,090,709 of non-discretionary matching contributions in 2012 and 2011, respectively. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2012 and 2011. All contributions are invested in accordance with the participant’s directive.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on a five-year graded vesting schedule. A participant is credited with 20 percent of the Company contributions each year they are employed by the Company until they become 100 percent vested in Company contributions after five years of credited service.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contribution, the Company contribution made on the participant’s behalf and an allocation of Plan earnings based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes receivable from participants

Notes receivable from participants (“loans”) are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of a participant’s account balance and bear interest at rates ranging from 4.25 percent to 9.25 percent, as determined by the plan administrator at the date of issuance of the loan. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance. Notes receivable from participants are recorded at unpaid principal balance plus accrued but unpaid interest. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

Investment options

Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan a single lump sum amount equal to the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $22,883 and $79,695 at December 31, 2012 and 2011, respectively. In 2012, administrative expenses were reduced by $18,795 and employer contributions were reduced by $234,890 from forfeited non-vested accounts. In 2011, administrative expenses were reduced by $49,262 and employer contributions were reduced by $780,598 from forfeited non-vested accounts.

Administrative expenses

The Company pays a portion of the Plan’s administrative expenses. Participants pay the applicable fees associated with their loan distributions, withdrawals and investment transactions.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of the IRC and ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100 percent vested in their Company contributions.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the Managed Income Portfolio at December 31, 2012 and 2011. The Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Managed Income Portfolio

The Plan has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Employee Benefit Plans (the "Managed Income Portfolio Fund"), which includes fully benefit-responsive investment contracts. The Plan’s investment advisory agreement with its third party investment manager specifies the type and percentage of underlying investments that are appropriate for the Managed Income Portfolio Fund. Investments include corporate bonds, security-backed contracts and common/collective trust funds, all of which are fully benefit-responsive. The investments are presented at fair value, along with the necessary amount to adjust the investments from fair value to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents invested principal plus accrued interest thereon.  The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract ("GIC") issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reset monthly or quarterly according to each GIC.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include:

•	Material amendments to plan documents or the Plan’s administration;

•	Changes to the participating Plan’s competing investment options, including the elimination of equity wash provisions;

•	Complete or partial termination of the Plan, including merger with another plan;

•	The failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Bankruptcy of the Plan Sponsor or other plan sponsor event that causes a significant withdrawal from the Plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Plan; and

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the investment option.

At this time, the Plan Administrator does not believe that any of the events which could limit the Plan's ability to transact at contract value with participants are probable of occurring.

The following table sets forth the average yields earned by the Plan on its investment in the Managed Income Portfolio Fund.

	Years Ended December 31,
	2012	2011
Average yields
Based on actual earnings	1.35%	1.34%
Based on interest rate credited to participants	1.22%	2.05%

The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $1,038,686 and $535,545 as December 31, 2012 and 2011, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $1,008,962 and $559,663 as of December 31, 2012 and 2011, respectively.

Payment of benefits

Benefits are recorded upon distribution.

Notes receivable from participants

Notes receivable from participants are valued at unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the plan document.

Recently adopted accounting standards

On January 1, 2012, the Plan prospectively adopted the update to FASB ASC Topic 820, "Fair Value Measurement." The amended guidance did not modify the requirements for when fair value measurements apply, rather it generally represents clarifications on how to measure and disclose fair value under Topic 820, Fair Value Measurement. The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"), by ensuring that fair value has the same meaning in U.S. GAAP and IFRS and respective disclosure requirements are the same except for inconsequential differences in wording and style. The adoption of the guidance did not have a material effect on the Plan's financial statements.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Plan as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Plan's financial statements or the Notes thereto.
Reclassifications
Certain amounts previously reported have been reclassified to conform with current presentation.
Subsequent Events
Management has evaluated the impact of all subsequent events through June 28, 2013, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.
Note 3 — Fair Value Accounting
The Plan's assets, which are recorded at fair value, are grouped into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:

•	Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

•
Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan has no Level 3 investments as of December 31, 2012 and 2011.

Flagstar Bancorp, Inc. common stock. Valued at the closing price reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding and are therefore classified within the Level 1 valuation hierarchy.

Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Mutual funds are traded in active markets at their net asset value per share and are classified within Level 2 of the valuation hierarchy.

Common collective trust fund. Valued as the sum of (a) the fair value of the investments in guaranteed investment contracts (traditional GICs) and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund's trustee (synthetic GICs) and (b) the fair value of the fund's investments in externally managed collective investment funds as determined by those funds' trustees. Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of the traditional GICs is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. The fair value of a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The Plan reports the fair value of the common collective trust fund and measured consistent with the Level 2 methodology for traditional GICs.

The Plan had no transfers between levels of investments recorded at fair value during the years ended December 31, 2012 and 2011.

The following tables present the Plan’s investments carried at fair value as of December 31, 2012 and 2011, by valuation hierarchy (as described above).

			Investments at
December 31, 2012	Level 1	Level 2	Fair Value
Flagstar Bancorp, Inc. common stock	$6,438,530	$—	$6,438,530
Mutual funds:
Large Cap	30,729,861	—	30,729,861
Small Cap	4,089,262	—	4,089,262
Mid Cap	10,625,661	—	10,625,661
Blended	22,620,976	—	22,620,976
Fixed Income	8,905,304	—	8,905,304
International	6,985,967	—	6,985,967
Specialty	628,886	—	628,886
Money market funds	—	6,023,408	6,023,408
Common collective trust fund	—	1,038,686	1,038,686
Total assets at fair value	$91,024,447	$7,062,094	$98,086,541
December 31, 2011
Flagstar Bancorp, Inc. common stock	$1,295,635	$—	$1,295,635
Mutual funds:
Large Cap	26,412,035	—	26,412,035
Small Cap	2,932,471	—	2,932,471
Mid Cap	9,223,447	—	9,223,447
Blended	19,460,446	—	19,460,446
Fixed Income	7,023,357	—	7,023,357
International	5,617,679	—	5,617,679
Specialty	236,222	—	236,222
Money market funds	—	5,670,020	5,670,020
Common collective trust fund	—	535,545	535,545
Total assets at fair value	$72,201,292	$6,205,565	$78,406,857

Note 4 — Investments
The following tables present investments that represent 5 percent or more of the Plan’s net assets.

	Number of
December 31, 2012	Shares	Fair Value
Fidelity Retirement Government Money Market Fund	5,545,420	$5,545,420
Flagstar Bancorp, Inc. common stock	331,883	6,438,530
Mutual funds:
Fidelity Growth Company Fund	116,142	10,845,360
Fidelity Dividend Growth Fund	245,098	7,328,444
Fidelity Diversified International Fund	222,306	6,655,852
Fidelity Mid-Cap Stock	244,903	7,195,239
December 31, 2011
Fidelity Retirement Government Money Market Fund	5,539,685	$5,539,685
Mutual funds:
Fidelity Growth Company Fund	111,102	8,987,021
Fidelity Dividend Growth Fund	254,668	6,588,258
Fidelity Diversified International Fund	213,882	5,458,273
Fidelity Mid-Cap Stock	247,592	6,600,794
Spartan US Bond Index Investor Class	379,041	4,465,100
Spartan 500 Index Investor Class	100,202	4,458,001

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows.

	Years Ended December 31,
Net realized and unrealized appreciation (depreciation), in fair value of investments	2012	2011
Flagstar Bancorp, Inc. common stock	$4,675,250	$(1,930,409)
Mutual funds	8,614,448	(4,348,601)
Total	$13,289,698	$(6,279,010)
Note 5 — Parties-In-Interest
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the plan document, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $18,795 and $49,262 for the years ended December 31, 2012 and 2011, respectively. In addition, the Plan trades in the common stock of the Company.
During 2012, the Company had a one-for-ten reverse stock split and the prior year share amounts have been restated. The Plan held 331,883 and 256,561 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2012 and 2011, respectively. During 2012 and 2011, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.
Note 6 — Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended, subsequent to the application for favorable determination above, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for returns filed for years prior to 2009.
Note 7 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 8 — Amounts Owed to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2012 and 2011, respectively.
Note 9 — Litigation

Pending Settlement of 401(k) Litigation

In February 2010, the Company was named as a defendant in a putative class action filed in the U.S. District Court alleging that it violated its fiduciary duty pursuant to the ERISA to employees who participated in the Plan by continuing to offer Company stock as an investment option after investment in the stock allegedly ceased to be prudent. On January 25, 2013, the Company agreed to settle the case for $3.0 million.

Note 10 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500.

	December 31,
	2012	2011
Net assets available for benefits per financial statements	$101,153,827	$81,653,880
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	29,724	(24,118)
Net assets available for benefits per Form 5500	$101,183,551	$81,629,762

The following is a reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500.

	Years Ended December 31,
	2012	2011
Net increase in net assets available for benefits per financial statements	$19,499,947	$(2,830,581)
Change in adjustment to fair value from contract value for investment relating to fully benefit responsive investment contracts	53,842	14,936
Net income per Form 5500	$19,553,789	$(2,815,645)

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Stock
*	Flagstar Bancorp, Inc	331,883 shares of Common Stock	*	*	$6,438,530

Mutual Funds
Large Cap
*	Fidelity	Fidelity Contra Fund	*	*	$2,052,633
*	Fidelity	Fidelity Dividend Growth Fund	*	*	7,328,444
*	Fidelity	Fidelity Equity Income Fund	*	*	2,316,405
*	Fidelity	Fidelity Growth Company Fund	*	*	10,845,360
*	Fidelity	Fidelity Independence Fund	*	*	1,691,066
	Invesco	Invesco Cvan Kampen Growth & Income Class A	*	*	119,943
	Oakmark	Oakmark Select Class I	*	*	1,549,851
	Spartan	Spartan 500 Index Fund - Fidelity Advantage Class	*	*	4,826,159
		Total Large Cap			30,729,861
Small Cap
*	Fidelity	Fidelity Small Capital Discovery Fund	*	*	3,884,392
	Royce	Royce Opportunity Fund Service Class	*	*	37,539
	RS	RS Small - Capital Growth Class A	*	*	167,331
		Total Small Cap			4,089,262
Mid Cap
	Artisan	Artisan Mid Cap Value Class	*	*	445,624
*	Fidelity	Fidelity Low Priced Stock Fund	*	*	2,837,156
*	Fidelity	Fidelity Mid Capital Stock	*	*	7,195,239
	Morgan Stanley	Morgan Stanley Institutional Mid Capital Growth Fund Class P	*	*	147,642
		Total Mid Cap			10,625,661
Blended
*	Fidelity	Fidelity Freedom 2000 Fund	*	*	578,975
*	Fidelity	Fidelity Freedom 2005 Fund	*	*	29,261
*	Fidelity	Fidelity Freedom 2010 Fund	*	*	1,116,315
*	Fidelity	Fidelity Freedom 2015 Fund	*	*	1,154,993
*	Fidelity	Fidelity Freedom 2020 Fund	*	*	4,122,289
*	Fidelity	Fidelity Freedom 2025 Fund	*	*	2,773,727
*	Fidelity	Fidelity Freedom 2030 Fund	*	*	4,025,395
*	Fidelity	Fidelity Freedom 2035 Fund	*	*	2,728,457
*	Fidelity	Fidelity Freedom 2040 Fund	*	*	2,829,522
*	Fidelity	Fidelity Freedom 2045 Fund	*	*	1,146,903
*	Fidelity	Fidelity Freedom 2050 Fund	*	*	746,474
*	Fidelity	Fidelity Freedom 2055 Fund	*	*	85,650

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

*	Fidelity	Fidelity Freedom Income Fund	*	*	695,344
	Oakmark	Oakmark Equity & Income Class I	*	*	587,671
		Total Blended			22,620,976
Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	*	*	809,780
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	1,071,821
	PIMCO	Pimco Total Return Fund Administrative Class	*	*	1,396,576
	Spartan	Spartan U.S. Bond Index Fund - Fidelity Advantage Class	*	*	4,665,505
	Templeton	Templeton Global Bond Class A	*	*	961,622
		Total Fixed Income			8,905,304
International
	American Beacon	American Beacon International Equity Investor Class	*	*	$172,373
*	Fidelity	Fidelity Diversified International Fund	*	*	6,655,852
	Templeton	Templeton Foreign Smaller Cost Class A	*	*	157,742
		Total International			$6,985,967
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	*	*	$628,886
		Total Mutual Funds			$84,585,917
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market			$5,545,420
*	Flagstar Bancorp, Inc	Interest-Bearing Cash	*	*	477,988
		Total Money Market Funds			$6,023,408

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	$1,038,686

		Total Investments — at fair value			$98,086,541
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with various maturity dates	—		$2,976,288

					$101,062,829

*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

June 28, 2013                                     /s/ Laura Anger
                Laura Anger
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm